Exhibit 23.2

August 13, 2013

CONSENT OF MHA PETROLEUM CONSULTANTS LLC

INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, MHA Petroleum Consultants LLC hereby consents to the use of references in the S-4 of EnerJex Resources, Inc. of our estimates of reserves as of December 31, 2012 and to all references to our firm included in this Form S-4.

The S-4 contains references to a certain report prepared by MHA Petroleum Consultants LLC for the exclusive use of EnerJex Resources, Inc. The analysis, conclusions, and methods contained in the report are based upon information that was in existence at the time the report was rendered and MHA Petroleum Consultants LLC has not updated and undertakes no duty to update anything contained in the report. While the report may be used as a descriptive resource, investors are advised that MHA Petroleum Consultants LLC has not verified information provided by others except as specifically noted in the report, and MHA Petroleum Consultants LLC makes no representation or warranty as to the accuracy of such information. Moreover, the conclusions contained in such report are based on assumptions that MHA Petroleum Consultants LLC believed were reasonable at the time of its preparation and that are described in such report in reasonable detail. However, there are a wide range of uncertainties and risks that are outside of the control of MHA Petroleum Consultants LLC which may impact these assumptions, including but not limited to unforeseen market changes, actions of governments or individuals, natural events, economic changes, and changes of laws and regulations or interpretation of laws and regulations.

MHA Petroleum Consultants LLC

By: __/s/ Leslie S. O'Connor______________________

Leslie S. O’Connor

Managing Partner